Exhibit 99.1

Appendix 3X
Initial Director's Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity	pSivida Limited
ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Rogers
Date of appointment	27 July 2005

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities A contractual interest in 200,000 unlisted options to be issued under the ESOP at an exercise price of A$0.80, expiring 31 March 2010 subject to shareholder approval.

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

30/9/2001
Appendix3X Page 1

Appendix 3X
Initial Director's Interest Notice

Part 3 - Director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix3 X Page 2
30/9/2001

Appendix 3X
Initial Director's Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	pSivida Limited
ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Mazzo
Date of appointment	25 July 2005

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities A contractual interest in 200,000 unlisted options to be issued under the ESOP at an exercise price of A$0.80, expiring 31 March 2010 subject to shareholder approval.

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

30/9/2001
Appendix3X Page 3

Appendix 3X
Initial Director's Interest Notice

Part 3 - Director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix3 X Page 4
30/9/2001